March 13, 2007

VIA EDGAR AND OVERNIGHT MAIL

Ms. Dana M. Hartz

Staff Accountant

Division of Corporate Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:                             Aon Corporation

Item 4.02 Form 8-K

Filed March 1, 2007

File No. 001-07933

Dear Ms. Hartz:

On behalf of Aon Corporation (“Aon” or the “Company”), we are responding to the comments of the Staff of the Securities and Exchange Commission as set forth in the letter dated March 6, 2007 with respect to the above-referenced filing.

For clarity and ease of review by the Staff, we have restated the full text of each of the Staff’s comments in each numbered response immediately before the text of our response to the comment.

Item 4.02 Form 8-K

1.             Item 4.02 requires a company to file a Form 8-K if and when its board of directors, a committee of the board of directors, or an authorized officer or officers if board action is not required, concludes that any of the company’s previously issued financial statements covering one or more years or interim periods no longer should be relied upon because of an error in such financial statements as addressed in Accounting Principles Board Opinion No. 20.  The Form 8-K is required to be filed within 4 business days based on the date such conclusion is made by the board of directors.  Refer to SEC Release 33-8400.  We see that you filed the Item 4.02 8-K on March 1, 2007, the same day you filed your restated financial statements, and had made the decision that the financial statements could no longer be relied upon on February 26, 2007, three days before you filed your restated financial statements.  Please advise us as to the date the board of directors concluded that your financial statements, as previously reported, should no longer be relied upon and advise us regarding the timeliness of your Form 8-K.

As noted in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 (the “Form 10-K”) and Current Report on Form 8-K reporting an event of February 26, 2007 (the “Form 8-K”), both of which were filed with the Commission on March 1, 2007, and discussed in greater detail below, the Company  concluded on February 26, 2007 that certain of its previous financial statements could no longer be relied upon and should be restated. That conclusion followed a thorough analysis conducted by outside counsel from a national law firm, which engaged a national public accounting firm (together, the “Audit Committee Team”), each of which firms has significant experience in recent stock option investigations.  As discussed below, the Audit Committee Team did not deliver its quantitative analysis to the Company until the weekend of February 24-25, 2007, and thus we believe that the Form 8-K was timely filed.

On February 8, 2007, the Company announced in the press release containing its fourth quarter and year-end 2006 results that incorrect measurement dates for certain stock options granted in 2000 and in certain years prior appeared to have been used for financial accounting purposes.  At the same time, the Company announced that the Audit Committee of the Board of Directors was commencing a comprehensive review of option grant date practices and related accounting issues.  The following day, February 9, 2007, the Audit Committee engaged the Audit Committee Team to review the Company’s stock grant practices and related accounting for 1994 through 2006.

During the course of its review in the three weeks prior to the March 1, 2007 filing deadline for the Company’s Form 10-K, the Audit Committee Team spent thousands of person-hours searching more than one million physical and electronic documents and interviewed approximately 35 current and former directors, officers, employees and advisors to determine the correct measurement dates for the thousands of stock option grants at issue and to quantify any impact on the Company’s financial statements.  Although the Audit Committee Team believed on February 9, 2007 that incorrect measurement dates for certain stock options appeared to have been used, the team was required to engage in detailed analysis to determine the correct measurement dates and any resulting impact.

On Saturday, February 24, 2007, the Audit Committee Team substantially completed its quantitative analysis and communicated the results of this analysis to management, although the review continued.  On the following day, Sunday, February 25, 2007, the impact of the equity-based compensation errors for the periods reviewed was calculated, and management preliminarily determined that the cumulative impact of the errors was material, and should be corrected through the restatement of certain historical financial information to record non-cash charges for compensation expense related to prior stock option grants.  Even at this point, the Audit Committee team continued its review, and thus the Company’s determination remained subject to the additional work, and any revised information provided, by the Audit Committee Team.

Until the review was substantially complete on the weekend of February 24-25, 2007, management could not conclude that  it would be necessary to restate its past financial statements.  While preliminary “worst-case scenarios” suggested that restatement was a distinct possibility, the analysis was not substantially completed and delivered to management until February 24, 2007.  Specifically, due to the age and incompleteness of records relating to certain stock option grants, it was often necessary for the Audit Committee Team to establish “best measurement dates” in order to determine the intrinsic value (if any) of various stock option awards.  As the review progressed, the Audit Committee continually refined the “best measurement dates” as new information was discovered. Further, the review was considering whether variable accounting would be triggered, and that aspect of the review was not completed and communicated to management until that weekend. Consequently, until the review was substantially complete, the measurement of accounting impact was subject to possible material change, and management could not conclude that restatement would be required.

On Monday, February 26, 2007, management concluded that further potential adjustments to intrinsic value were unlikely to be material.  As a result, on this date, management concluded that the cumulative impact of the errors was material and should be corrected through the restatement of certain historical financial information.  On February 27, 2007, this determination was reported to the Company’s Audit Committee at a telephonic meeting of the Committee.

2.             Please tell us whether you have reconsidered, in accordance with Item 307 of Regulation S-K, the adequacy of your previous assertions regarding disclosure controls and procedures, specific to all of the applicable periods affected by your decision to restate, in light of the material errors and issues that you have described.

The Company has reconsidered, in accordance with the requirements of Item 307 of Regulation S-K, the adequacy of its previous assertions regarding disclosure controls and procedures following its decision to restate certain historical financial information.  As required by the rules and regulations of the Commission, the Company has presented disclosure regarding its disclosure controls and procedures in Item 9A. Controls and Procedures of its Form 10-K filed with the Commission on March 1, 2007.

For the convenience of the Staff, the text of Item 9A as presented in the Company’s Form 10-K is set forth in its entirety below:

“Item 9A.               Controls and Procedures.

Disclosure Controls and Procedures

The Registrant has established disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to the officers who certify the Registrant’s financial reports and to other members of senior management and the Board of Directors.

Based on their evaluation as of December 31, 2006, the principal executive officer and principal financial officer of the Registrant concluded that the Registrant’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) were effective as of the end of the period covered by this report to ensure that the information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC rules and forms.

During the quarter ended December 31, 2006, there were no significant changes in the

Registrant’s internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

Audit Committee Review of Stock Option Grant Practices and Restatement

As discussed in the Explanatory Note Regarding Restatement Related to Stock Expense preceding Part I of this Form 10-K, on February 8, 2007, we announced that the Audit Committee of Aon’s board had undertaken a review of stock option grants.  The Audit Committee engaged a national law firm, which engaged a national public accounting firm (together, the “Audit Committee Team”) to commence a full review of the Company’s past stock option granting practices for 1994 through 2006.  As a result of that review, management and the Audit Committee determined that incorrect measurement dates were used for financial accounting purposes for certain stock option grants.  Therefore, the Company has recorded additional non-cash stock-based compensation expense and related tax effects with regard to past stock option grants, and the Company is restating previously filed financial statements in this Form 10-K.

The Audit Committee Team determined that the Company’s use of “delegated” grants to award stock options prior to 2001 resulted in the use of incorrect measurement dates for accounting purposes and, during such period, the Company’s procedures for granting, accounting, and reporting of stock option grants did not include sufficient internal controls to prevent such errors.  In addition, the Audit Committee Team found that administrative errors resulted in the use of incorrect measurement dates for certain stock options awarded between 1994 and 2006; however, such administrative errors in 2004 and later years were rare and, like the administrative errors occurring prior to 2004, required inconsequential accounting adjustments.

Although we have restated our Consolidated Financial Statements for the years ended December 31, 2005 and 2004 and the notes thereto, as well as Selected Financial Data for the years ended December 31, 2005, 2004, 2003 and 2002, we believe that our controls and procedures relating to our past stock option granting practices did not represent a material weakness in our controls and procedures as of December 31, 2006.   In the years since 2000 we have implemented improvements to our stock option granting process that include obtaining and properly documenting the approval of stock option grants.   Controls have been strengthened in a number of ways, including eliminating the practice of using “delegated grants” as explained above; staffing and training changes in the stock compensation administration area; improved communication among finance, law and human resources; and enhanced review and reconciliation procedures.

Internal Control Over Financial Reporting

Information regarding management’s report in the Registrant’s Internal Control Over Financial Reporting, and the report of the Registrant’s independent Registered public accounting firm related to management’s assessment of the effectiveness of internal control over financial reporting is set forth in Part II, Item 8 of this Report and is incorporated by reference herein.”

As requested by the Staff, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with regard to these responses, need further supplemental information, or would like to discuss any of the matters covered by this letter, please do not hesitate to contact me.

Very truly yours

/s/ D. Cameron Findlay

D. Cameron Findlay